

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2022

McDavid Stilwell
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive , Suite 600
Redwood City , California 94065

> **Re: Coherus BioSciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-36721**

Dear Mr. Stilwell:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences